Green Star Products, Inc.

May 14, 2024

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Green Star Products, Inc.
Offering Statement on Form 1-A Originally Filed on March 21, 2024 File No. 024-12413

Dear Ms. Sidwell:

We are in receipt of your letter dated May 8, 2024, setting forth certain comments to the Offering Statement on Form 1-A which was filed on April 25, 2024, by Green Star Products Inc., a Utah corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your response to prior comment 1 and reissue. Please revise to include the information required by Item 6 of Part I of Form 1-A or tell us why you are not required to do so. Please also update the total number of shares outstanding throughout your offering statement and ensure the information provided in Part I matches the information provided in Part II.

Response: The Company has updated as requested.

2. We note your response to prior comment 2 and note your disclosure that your common stock is quoted on the OTCMarket Pink Open Market. Please remove the references to Nasdaq listing standards throughout the offering statement.

Response: The Company has updated as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (817) 591-4577. Thank you for your attention to this matter.

Sincerely,

/s/ Dennis Hopkins
By: Dennis Hopkins
Title: CEO & Director